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                                                                  Page 1 of 6






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 24)*


                              CSS INDUSTRIES, INC.
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                                (Name of Issuer)



                          Common Stock, $.10 par value
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                         (Title of Class of Securities)


                                   178666 10 3
                                ----------------
                                 (CUSIP Number)

                             David R. King, Esquire
                           Morgan, Lewis & Bockius LLP
                                One Logan Square
                           Philadelphia, PA 19103-6993
                                  215-963-5371
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 31, 1998
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 178666 10 3       AMENDMENT NO 24 TO SCHEDULE 13D        Page 2 of 6


    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jack Farber
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
           PF, 00
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
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  NUMBER OF    |  7  |   SOLE VOTING POWER              1,259,290 shares
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER            2,157,637 shares
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER         1,259,290 shares
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER       2,157,637 shares
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,490,955 shares
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                            [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.46%
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   14     TYPE OF REPORTING PERSON*
          IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 178666 10 3       AMENDMENT NO 24 TO SCHEDULE 13D        Page 3 of 6


    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Delv, L.P.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
           AF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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  NUMBER OF    |  7  |   SOLE VOTING POWER              1,515,151 shares
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER            0
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER         1,515,151 shares
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER       0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,515,151 shares
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                           [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.95%
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   14     TYPE OF REPORTING PERSON*
          PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 178666 10 3       AMENDMENT NO 24 TO SCHEDULE 13D        Page 4 of 6

      This Amendment Number 24 amends the Schedule 13D (the "Statement") filed by Jack Farber, with respect to shares of common stock, par value $.10 per share ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS"), as such statement has been amended from time to time.

      This Amendment Number 24 is being filed to reflect the transfer of shares of Common Stock previously owned by Jack Farber to an exchange fund and to reflect certain gifts made by Jack Farber to family trusts during 1998.

Item 5.     Interest in Securities of the Issuer.

      (a)   Securities Beneficially Owned by the Person Identified in
Items 1 and 2.

            See the answers to row numbers 7 through 12 of the cover page. All percentages are calculated based upon 10,131,755 shares of Common Stock represented by the Company to be outstanding as of December 31, 1998.

      (b) Voting Power of Securities Beneficially Owned by the Person Identified in Items 1 and 2.

            See the answers to row numbers 7 through 12 of the cover pages. Supplementally, as of December 31, 1998:

            Jack Farber owns 644,290 shares of record.

            Jack Farber has the sole power to vote and dispose of 615,000 shares of Common Stock owned by The Farber Family 1998 Grantor Retained Annuity Trust.

            Delv, L.P., a Delaware limited partnership, the general partner of which is Delv, Inc. (the "General Partner") and the limited partners of which are members of Mr. Farber's family, owns 1,515,151 shares of Common Stock. The General Partner has the power to vote and dispose of the shares of Common Stock owned by the Partnership. Mr. Farber owns all of the outstanding common stock of the General Partner and has the sole ability to appoint and remove directors of the General Partner. Ellen Beth Kurtzman, Mr. Farber's daughter, is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ms. Kurtzman has the power to vote and dispose of shares held by the Partnership. Mr. Farber disclaims any beneficial interest in the shares held by the Partnership for the account of limited partners other than Mr. Farber.

            Jack Farber shares with his son David M. Farber the power to vote and dispose of 265,702 shares of Common Stock owned by David M. Farber and Jack Farber, Trustees U/I/T David M. Farber dated 1/9/98 (the "DMF Trust"). A majority of the trustees of the Trust is required to vote or dispose of the shares of Common Stock owned by the DMF Trust. Although the answer to row number 11 of Jack Farber's cover page includes the shares owned by the DMF Trust, Mr. Farber disclaims any beneficial interest in the shares held by the DMF Trust.

                  Jack Farber shares the power to vote and dispose of 92,784 shares of Common Stock owned by the Farber Foundation, Inc. (the "Farber Foundation") with two officers of CSS, who are the other members, officers and
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CUSIP NO. 178666 10 3       AMENDMENT NO 24 TO SCHEDULE 13D         Page 5 of 6

directors of the Farber Foundation. Although the answer to row number 11 of Jack Farber's cover page includes the shares owned by the Farber Foundation, Mr. Farber disclaims any beneficial interest in the shares held by the Farber Foundation.

            Jack Farber also shares the power to vote and dispose of 284,000 shares of Common Stock owned by the Farber Family Foundation, Inc. (the "Farber Family Foundation") with his spouse, his son and his daughter, who are members, officers and directors of the Farber Family Foundation. Although the answer to row number 11 of Jack Farber's cover page includes the shares owned by the Farber Family Foundation, Mr. Farber disclaims any beneficial interest in the shares held by the Farber Family Foundation.

            The shares shown in the answer to row number 11 of Jack Farber's cover page includes 74,028 shares held directly by Mr. Farber's wife, as to which Mr. Farber disclaims beneficial ownership.

            During 1998, Mr. Farber transferred an aggregate of 54,400 shares of Common Stock to two trusts, one for the benefit of each of his parents. Ellen Beth Kurtzman, Mr. Farber's daughter, has sole power to vote and dispose of the shares held by these trusts. Thus, Mr. Farber disclaims any beneficial interest in the shares held by these trusts and they are not included in the answer to row number 11.

            During 1998, Mr. Farber also contributed 110,739 shares of Common Stock to the Greene Street 1998 Exchange Fund, L.P. in return for a limited partnership interest in this exchange fund. Mr. Farber does not have any power to vote or dispose of shares held by this exchange fund, and thus these shares are not included in the answer to row number 11.
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CUSIP NO. 178666 10 3        AMENDMENT NO 24 TO SCHEDULE 13D        Page 6 of 6


                                    SIGNATURE


      We, the undersigned:

      1. Agree that this statement is filed on behalf of the undersigned.

      2. After reasonable inquiry and to the best of our knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


                                   JACK FARBER

                                   /s/ Jack Farber
                                   -------------------------------------



                                   DELV, L.P.


                                   By:  DELV, INC., its General Partner


                                   By:  Ellen Beth Kurtzman
                                        --------------------------------
                                        Ellen Beth Kurtzman
                                        President




Date:  January 22, 1999